UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZOOZ Power’s Investors Business Update Presentation

SIGNATURES

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

ZOOZ Power Ltd.

Date: October 30, 2024	By:	/s/ Erez Zimerman
	Name:	Erez Zimerman
	Title:	Chief Executive Officer